2003 ANNUAL MEETING

The 2003 annual meeting of shareholders was held on April 17, 2003 for the following purposes:

1.  To elect a Board of eight (8) Directors;

2. To ratify or reject the selection of Plante & Moran, PLLC as independent auditors of the Fund for the calendar year ending
December 31, 2003.

The following Directors were elected for Proposal 1: Thomas O'Hara, Kenneth Janke, Lewis Rockwell, Carl Holth, Peggy Schmeltz, Benedict
Smith, James Lane, and Luke Sims.   For Proposal 2, shareholders
ratified the selection of Plante & Moran, PLLC as independent accountants of the Fund.

Tabulation Report

Proposal 1 -
Election of Directors	       For      Against	  Abstain   Withheld

Thomas O'Hara		    1,946,913	24,555
Kenneth Janke		    1,953,143	18,325
Lewis Rockwell		    1,947,051	24,417
Carl Holth		    1,953,488	17,981
Peggy Schmeltz		    1,950,474	20,996
Benedict Smith		    1,946,850	24,617
James Lane		    1,953,488	17,981
Luke Sims		    1,952,611	18,857


Proposal 2 - Selection of
Plante & Moran, PLLC	    1,929,325	14,389	   27,752

Total shares issued and outstanding on record date:  2,339,194